Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

January 6, 2023

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10496
Diversified Fixed Income ETF Portfolio, Series 54
(the “Trust”)
CIK No. 1948213 File No. 333-268598

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

General

1.The Staff notes the disclosure states, “The valuation of the Securities has been determined by the Sponsor.” Please revise this disclosure consistent with Rule 2a-5(d), which, in the case of a UIT, requires the UIT’s trustee or the UIT’s depositor to conduct fair value determinations under the rule, or explain how the fair value determination by the Sponsor is consistent with this requirement.

Response:Rule 2a-5(d) provides, in part, “[i]f the fund is a unit investment trust . . . the fund’s trustee or depositor must carry out the requirements of paragraph (a) of this section.” The Trust notes that First Trust Portfolios L.P. is the Trust’s “Sponsor,” which is the term used in the Registration Statement to refer to the depositor. The Trust respectfully points the Staff to the cover page of the S-6 filing, which states that the name of the depositor is First Trust Portfolios L.P. The Trust confirms the disclosure throughout the Registration Statement is consistent with Rule 2a-5.

Risk Factors

2.The Staff notes that the disclosure states, “The ETFs were selected by our research department based on a number of factors including, but not limited to, the size and liquidity of the ETFs (requiring a minimum market capitalization of $50,000,000), the current dividend yield of the ETFs (prioritizing ETFs with the highest dividend yields) and the quality and character of the securities held by the ETFs (currently focusing on shorter duration due to rising interest rates, however the Sponsor does not require any specific duration when selecting ETFs for the portfolio).” Please specify what shorter duration the research department is currently focused on.

Response:With respect to duration, the research department focused on selecting Funds with a shorter duration such that the modified duration of the Trust is six years or less. The disclosure will be revised accordingly.

3. If the funds held by the Trust invest in subprime residential mortgage loans, please add relevant risk disclosure.

Response:In accordance with the Staff’s comment, if the Trust’s final portfolio has exposure to funds that invest in subprime residential mortgage loans, appropriate disclosure will be added to the Trust’s prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon